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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D) (4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         HELENE CURTIS INDUSTRIES, INC.
                           (Name of Subject Company)

                         HELENE CURTIS INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                   423236108
                     (CUSIP Number of Class of Securities)

                                  ROY A. WENTZ
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         HELENE CURTIS INDUSTRIES, INC.
                             325 NORTH WELLS STREET
                            CHICAGO, ILLINOIS 60610
                                 (312) 661-0222

                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)
                            ------------------------

                                   COPIES TO:

        THOMAS A. COLE                                      ROBERT F. WALL
       LARRY A. BARDEN                                    TERRENCE R. BRADY
       SIDLEY & AUSTIN                                     WINSTON & STRAWN
   ONE FIRST NATIONAL PLAZA                               35 W. WACKER DRIVE
   CHICAGO, ILLINOIS 60603                             CHICAGO, ILLINOIS 60601
        (312) 853-7000                                      (312) 558-5600

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Helene Curtis Industries, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 325 North Wells Street, Chicago, Illinois 60610. The title of the class of equity securities to which this statement relates is the Company's Common Stock, $0.50 par value per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by Conopco Acquisition Company, Inc. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Conopco, Inc., a New York corporation ("Parent"), which is indirectly owned 75% by Unilever N.V., a Dutch Corporation ("Unilever"), and 25% by Unilever PLC, a company organized under the laws of England and Wales, to purchase all outstanding Shares at $70.00 per Share (the "Offer Price"), net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated February 20, 1996 (the "Schedule 14D-1"), as filed by the Offeror, Parent and Unilever with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of the Offeror and Parent is 390 Park Avenue, New York, New York 10022, and the address and principal executive office of Unilever is Weena 455, 3013 AL, Rotterdam, The Netherlands.

    The Offer is being made pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 13, 1996, among Parent, the Offeror and the Company, which provides that, following completion of the Offer, the Offeror will be merged with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), with the Company surviving the Merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent. As an inducement to Parent to enter into the Merger Agreement, certain stockholders of the Company have, concurrently with the execution of the Merger Agreement, granted to the Offeror an irrevocable option to purchase, and, upon the purchase of any Shares in the Offer the Offeror has agreed to purchase, shares of the Company's Class B Common Stock, $.50 par value per share ("Class B Common Stock") upon the terms and subject to the conditions of the Stockholder Agreement (the "Stockholder Agreement"), dated as of February 13, 1996, among Parent, the Offeror, Ronald J. Gidwitz, HCI Partnership, and the Gidwitz Family Partnership (collectively, the "Stockholders"). Pursuant to the Stockholder Agreement, the Stockholders have also agreed that, among other things, until February 13, 1997, such Stockholders will not transfer the shares of Class B Common Stock subject to the Stockholder Agreement and will vote such shares in favor of the Merger and against certain competing transactions. Each share of Class B Common Stock is presently entitled to 10 votes per share while each Share is entitled to one vote per Share. The shares of Class B Common Stock subject to the Stockholder Agreement represent approximately 72% of the total combined voting power of the Shares and the shares of Class B Common Stock that were issued and outstanding as of February 5, 1996 on a fully diluted basis. The Merger Agreement and the Stockholder Agreement are more fully described below in Item 3. Copies of the Merger Agreement and the Stockholder Agreement are filed as Exhibits hereto and are incorporated herein by reference. A copy of the press release issued by the Company and Unilever on February 13, 1996 is filed as an Exhibit hereto and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement

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pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1
thereunder (the "Information Statement") dated the date hereof under "Information Concerning the Board of Directors," "Executive Officer Compensation," "Option/SAR Grants in the 1995 Fiscal Year," "Aggregate Option/SAR Exercises in 1995 Fiscal Year and 1995 Fiscal Year-End Option/SAR Values," "Executive Pension Plan Benefits," "Principal Security Holders," "Security Ownership of Management," and "Change of Control Provisions of Stock Option Plans and Stock Appreciation Right Plan." The Information Statement is attached hereto as Schedule I, filed as an Exhibit hereto and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors and executive officers are contained in the Merger Agreement and are described below under "Merger Agreement."

    (b)(2) Certain Background Information.

    From time to time, the Company has studied the possibility of joint ventures, strategic alliances and other business combinations which would enhance its ability to compete on a global basis. Such studies have occasionally involved conversations with other parties, but none led to any proposal of sufficient merit to be recommended by management to the Company's Board of Directors. These conversations included certain previous discussions from time to time with representatives of Unilever, none of which discussions resulted in negotiations with respect to a possible transaction.

    On September 27, 1995, Charles G. Cooper, Senior Vice President of the Company, wrote to Robert M. Phillips, Personal Products Coordinator of Unilever, suggesting that their respective companies meet to discuss possible cooperative arrangements between the companies. This contact led to a meeting on November 10, 1995 among John Rothenberg and Paul Dolan, Senior Commercial Member and Senior Sourcing and Supply Member, respectively, of Unilever's Personal Products Coordination, and Mr. Cooper, at which meeting the parties discussed possible cooperative arrangements, including an equity investment by Unilever in the Company, joint venture arrangements and marketing and development alliances. On November 21, 1995, Ronald J. Gidwitz, the President and Chief Executive Officer of the Company, and Mr. Phillips met to continue the earlier discussions and agreed that the Company and Unilever should exchange certain confidential information. On November 30, 1995, a confidentiality agreement was executed, and the Company and Unilever began to exchange information.

    On December 4, 1995, representatives of the Company met with representatives of Unilever to discuss possible transaction structures in more detail and certain financial and other operating information, including the possible synergies that might result from a joint venture or strategic alliance between the parties. This meeting was followed by a telephone call from Mr. Phillips to Mr. Gidwitz during which Mr. Phillips indicated that Unilever was interested in pursuing a transaction with the Company, including a possible acquisition of the Company.

    In light of the favorable reactions of both managements to the discussions at the previous meetings, a meeting was scheduled in Chicago on January 5, 1996. In the interim, Messrs. Phillips and Cooper had various conversations while both were vacationing in Colorado.

    At the January 5, 1996 meeting, representatives of the Company, Unilever and certain of their respective advisors discussed the terms of an acquisition of the Company by Unilever, including price and other principal terms and post-acquisition organizational philosophy and structure. The possible terms of an agreement with certain holders of shares of Class B Common Stock, including Mr. Gidwitz, were also discussed.

    The discussion between the Company and Unilever centered on an acquisition of the Company for $78.00 per share. The price discussed was subject to Unilever's detailed due diligence investigation of the Company (including a review of certain additional requested financial and operating information), the negotiation of definitive documentation, including an agreement with certain holders of the shares of Class B Common Stock along the lines discussed, and board approval. On the morning of January 6, prior to the commencement of its detailed due diligence investigation, Unilever advised the Company

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that Unilever needed both additional time and additional information before finalizing the financial terms of any transaction. Accordingly, arrangements were made to provide additional financial and operating information to Unilever's senior management beginning the week of January 8, 1996.

    On January 7, 1996, the Board of Directors of the Company held a special meeting at which the directors of the Company were apprised of the events of January 5-6 and the discussions and meetings which had preceded them. In addition, management reviewed with the directors the Company's current projections and the directors were briefed by legal and financial advisors. Lazard Freres & Co. LLC, the Company's financial advisor ("Lazard"), also presented a preliminary valuation to the Board of Directors.

    During the period from January 7 to February 8, 1996, the Company furnished certain requested financial and operating information to Unilever and various conversations between the Company's and Unilever's advisors occurred. Unilever also furnished the Company with draft documentation for a proposed transaction.

    Following the January 7, 1996 meeting of the Board of Directors of the Company, contact was also made by the Company with another large personal care company (the "Second Personal Care Company"). A confidentiality agreement with the Second Personal Care Company was signed on January 10, 1996, information was supplied to that company on January 11, 1996 and a meeting between managements and financial advisors of the Company and the Second Personal Care Company was held on January 12, 1996. From time to time between January 12, 1996 and February 12, 1996, contacts continued between the Company and the Second Personal Care Company.

    On January 16, 1996, the Company received a letter from Shamrock Holdings of California, Inc., a stockholder of the Company ("Shamrock"), suggesting that the Company's Board of Directors consider (i) taking action, as permitted under the Company's certificate of incorporation, to convert the shares of Class B Common Stock into Shares (as described under Item 8) and/or (ii) selling the Company. The Shamrock letter was publicly disclosed by an amendment to Shamrock's
Schedule 13D filed with the Commission on January 17, 1996. The Company responded with a letter to Shamrock which read as follows:

    "January 16, 1996
    Mr. Stanley P. Gold
    Shamrock Holdings of California, Inc.
    4444 Lakeside Drive
    P.O. Box 7774
    Burbank, CA 91510-7774

    Dear Stanley:

    I have received your letter dated January 16, 1996 relating to the "sunset" of certain provisions in the Helene Curtis Industries, Inc. corporate charter and/or a possible sale of Helene Curtis. For obvious reasons, I have referred your letter to our Board of Directors which will consider it in due course. As appropriate, we will then respond to you.

    Very truly yours,
    Ronald J. Gidwitz
    President"

        The Company's response was disclosed in a press release issued by the Company on January 17, 1996.

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
        Following January 17, 1996, trading in the Shares became quite active, and news stories about the Company and the consolidation within its industry became more frequent. During this period, Joh. A. Benckiser G.m.b.H., a German personal care company, publicly announced a proposed bid to acquire Maybelline Inc., which at the time was party to an acquisition agreement with L'Oreal S.A., a French personal care company. The Company and Lazard also received telephone calls from one large and two small industry participants and various investment bankers inquiring whether the Company would be interested in exploring some form of transaction.

        By January 23, 1996, the closing market price for the Shares on the NYSE had increased to $53 1/8 per Share from $31 1/4 on January 5, 1996. Before the opening of trading on the NYSE on January 24, 1996, the Company issued the following press release:

           "CHICAGO, January 24, 1996--Helene Curtis Industries, Inc. (NYSE-HC) announced today that the company is in contact with one or more parties who have expressed an interest in a possible business combination. As previously disclosed, the company's Board of Directors will be considering a proposal made in a letter from Shamrock Holdings of California, Inc., that the Board "sunset" certain voting provisions in the company's corporate charter and/or sell the company.

           Since the receipt of that letter, the company has had no further communication with Shamrock Holdings and the Board has not met to consider the proposal. There can be no assurance that any transaction involving the company will occur or that the Board will act to "sunset" the voting provision.

           Helene Curtis Industries, Inc. is one of the nation's major producers of brand-name personal care products. The company markets its products to consumers through supermarkets, mass merchandisers and drug stores, and to beauty salons through distributors. Helene Curtis products are sold in more than 100 countries."

    On January 24, 1996, the closing market price for the Shares on the NYSE had increased to $65 7/8 per Share.

        From and after January 24, 1996, the Company authorized Lazard to contact additional potentially interested parties. Lazard contacted seven such parties. Five of the parties contacted expressed no interest and a sixth expressed limited interest at a price below the then-market price of the Shares. One of the seven parties contacted, a large personal care company (the "Third Personal Care Company"), expressed interest and executed a confidentiality agreement and began receiving information on January 31, 1996.

        On February 1, 1996, Unilever advised the Company that it would be prepared to meet in London on February 8, 1996 or in New York on February 13, 1996 to continue discussion of a possible transaction between Unilever and the Company. Unilever also advised the Company that the $78.00 per Share price previously discussed would not be within its indicated range, after having obtained a fuller understanding of the Company's business.

        On February 2, 1996, the Board of Directors of the Company held a telephonic meeting, and the directors were provided an update of recent events. Following that meeting, the Company confirmed a meeting date of February 9, 1996 with Unilever. A management presentation to the Third Personal Care Company was also scheduled for and held on February 8, 1996.

        At the February 9, 1996 meeting, representatives of the Company, Unilever and their respective legal and financial advisors discussed a range of prices (centering on a price of $70.00 per share) and certain issues raised by the draft documentation. The terms of an agreement with certain holders of the shares of Class B Common Stock were again discussed. Unilever requested that the Company negotiate with Unilever on an exclusive basis, a request which was declined. Contemporaneously with the February 9, 1996 meeting, the Company's financial advisors informed the Second Personal Care Company and the Third Personal Care Company that developments with respect to a possible transaction with the Company had accelerated and that they should expedite their consideration of a transaction. Due diligence and contract negotiations with Unilever were scheduled for, and were conducted over, the following weekend.

        Later on the day of February 9, 1996, the Third Personal Care Company requested the opportunity to conduct further due diligence. In response to an inquiry from the Company, the Third Personal Care Company indicated a range of $65.00 to $70.00 per Share as the possible consideration it would pay in a stock-for-stock merger to be accounted for as a pooling of interests transaction. Arrangements were made for the Third Personal Care Company to conduct further due diligence on a parallel track with Unilever over the weekend of February 10-11, 1996. Copies of the additional due diligence materials furnished by the Company to Unilever were made available to the management and legal and financial advisors of the Third Personal Care Company over the weekend and draft documentation was supplied to the Third Personal Care Company on February 11, 1996. To facilitate the due diligence investigation by the Third Personal Care Company, the Company also offered to make its management available over the weekend to meet with representatives of the Third Personal Care Company. This offer resulted in a visit by representatives of the Third Personal Care Company to certain of the Company's manufacturing and development facilities and a dinner meeting on the evening of February 11, 1996 between Mr. Gidwitz and a representative of the Third Personal Care Company, with representatives of their respective financial advisors also in attendance.

        On the morning of February 12, 1996, the Company held a regularly-scheduled Board of Directors meeting. The directors were updated on recent events, received a second preliminary valuation report from Lazard, received a report from Lazard regarding the Third Personal Care Company, including a comparison of the trading multiples of the Third Personal Care Company with the trading multiples of other companies in lines of businesses Lazard believed to be comparable, in whole or in part, to the business of the Third Personal Care Company, and reviewed in detail the then-current drafts of the Unilever documentation. During the course of the meeting, the Second Personal Care Company informed the Company by telephone that it was not interested in proceeding in light of the recent trading prices of the Shares and the competitive nature of the bidding process.

        Later that day, due diligence by Unilever and the Third Personal Care Company continued and negotiations among legal advisors to Unilever, the Company and certain holders of shares of Class B Common Stock continued. On the evening of February 12, 1996, the Third Personal Care Company advised the Company that it remained very interested in pursuing a stock-for-stock merger, but that its further analysis had led to a range below the $65.00 to $70.00 per share range which it indicated late in the day on February 9, 1996.

        Due diligence by Unilever and negotiations among legal advisors continued throughout the evening of February 12, 1996 and most of the morning and afternoon of February 13, 1996. In the late afternoon of February 13, 1996, Mr. Gidwitz met with Messrs. Phillips and Rothenberg, with representatives of the Company's and Unilever's legal and financial advisors in attendance, to finalize price and contract terms. During this meeting, Mr. Phillips confirmed Unilever's offer of $70.00 per Share and Mr. Gidwitz agreed to recommend such offer to the Company's Board of Directors. Mr. Gidwitz and counsel for certain holders of shares of Class B Common Stock then met with various holders of shares of Class B Common Stock to discuss Unilever's offer and the terms of the Stockholder Agreement.

        On the evening of February 13, 1996, the Company held a Board of Directors meeting. The directors were updated on recent events and reviewed the Merger Agreement and the Stockholder Agreement. Lazard also delivered its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company's stockholders in the Offer and the Merger. After discussion, the Board of Directors approved the Stockholder Agreement, the Merger Agreement, the Offer and the Merger. Later that evening, following approval of the transactions by the Boards

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    of Directors of Parent and the Offeror, the Stockholder Agreement and Merger
    Agreement were executed and delivered. The transaction was publicly announced prior to the opening of trading of the Shares on the NYSE on February 14, 1996.

        (b)(3) Merger Agreement.

        The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

        The Offer. Pursuant to the Merger Agreement, the Offeror was required to commence the Offer no later than February 20, 1996. The obligation of the Offeror to, and of Parent to cause the Offeror to, commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer will be subject only to the conditions (the "Offer Conditions") (any of which may be waived in whole or in part by the Offeror in its sole discretion, except that, unless a Takeover Proposal (as defined below) shall have been made after the date hereof, the Offeror may not waive the Minimum Condition (as defined below) without the consent of the Company) that (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that, together with the shares of Class B Common Stock subject to the Stockholder Agreement, would constitute a majority of the combined voting power of the Shares and the shares of Class B Common Stock (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares) assuming for such determination that each share of Class B Common Stock subject to the Stockholder Agreement is only entitled to one vote per share (the "Minimum Condition"), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated (the "HSR Condition") and (iii) none of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

           (a) there shall be threatened or pending by any Governmental Entity (as defined below) any suit, action or proceeding (i) challenging the acquisition by Parent or the Offeror of any shares under the Offer or pursuant to the Stockholder Agreement, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement (including the voting provisions thereunder), or seeking to obtain from the Company, Parent or the Offeror any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement, (iii) seeking to impose material limitations on the ability of Parent or the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer or purchased under the Stockholder Agreement including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company or its subsidiaries or (v) which otherwise is reasonably likely to have a material adverse effect on the business, properties, assets, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole; or there shall be pending by any other person any suit, action or proceeding which is reasonably likely to have material adverse effect on the business, properties, assets, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole.

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        (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgement, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph
    (a) above;

        (c) there shall have occurred any material adverse change with respect to the Company;

        (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

        (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer;

        (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (g) there shall have occurred and continued to exist for not less than three business days (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitations (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which in any case is reasonably expected to have a material adverse effect on the Company or to materially adversely affect Parent's or the Offeror's ability to complete the Offer and/or the Merger or materially delay the consummation of the Offer and/or the Merger; or

        (h) the Merger Agreement shall have been terminated in accordance with its terms.

    As used in paragraphs (c) and (g) above, the phrase "material adverse change with respect to the Company" or "material adverse effect on the Company" means any change or effect (or development that, in so far as can reasonably be foreseen, is likely to result in any change or effect) or fact or condition that, individually or in the aggregate with any such other changes or effects, is materially adverse to the business, properties, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole (other than certain specified changes, effects, facts and conditions previously disclosed to Parent).

    The Merger Agreement provides that, without the written consent of the Company, the Offeror may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) add to the Offer Conditions, (iv) except as provided in the next sentence, extend the Offer, (v) change the form of consideration payable in the Offer or (vi) amend the Offer Conditions or any other term of the Offer in any manner adverse to the holders of Shares. Notwithstanding the foregoing, the Offeror may, without the consent of the Company, (i) extend the Offer, if at the scheduled or extended expiration date of the Offer any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than 15 business days beyond

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the latest expiration date that would otherwise be permitted under clause (i) or
(ii) of this sentence, in each case subject to the right of Parent, the Offeror or the Company to terminate the Merger Agreement pursuant to the terms thereof. Parent and the Offeror have agreed that if at any scheduled expiration date of the Offer, the Minimum Condition, the HSR Condition or either of the conditions set forth in paragraphs (e) or (f) above shall not have been satisfied, but at such scheduled expiration date all the conditions set forth above in paragraphs
(a), (b), (c), (d), and (g) shall then be satisfied, at the request of the Company (confirmed in writing), the Offeror shall extend the Offer from time to time, subject to the right of Parent, the Offeror or the Company to terminate the Merger Agreement pursuant to its terms. Subject to the terms and conditions of the Offer and the Merger Agreement, the Offeror has agreed to, and Parent is required to cause the Offeror to, accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that the Offeror becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer.

    Company Actions. Pursuant to the Merger Agreement, the Company has agreed that on the date of the commencement of the Offer, the Company will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer containing the recommendation of the Board of Directors that holders of Shares accept the Offer and that the Company's stockholders approve and adopt the Merger Agreement (subject to the right of the Board of Directors of the Company to withdraw or modify its approval or recommendation of the Offer, the Merger and the Merger Agreement in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law).

    The Merger Agreement. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Offeror will be merged with and into the Company, and each then outstanding Share and share of Class B Common Stock (other than Shares and shares of Class B Common Stock owned by the Company, any subsidiary of the Company, Parent, the Offeror, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

        Vote Required To Approve Merger. The Delaware General Corporation Law (the "DGCL") requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors and generally by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by the Company's stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the combined voting power of the then outstanding Shares and shares of Class B Common Stock (including any Shares and shares of Class B Common Stock owned by the Offeror) is generally required to approve the Merger. If the Offeror acquires, through the Offer, the Stockholder Agreement or otherwise, a majority of the combined voting power of the outstanding Shares and shares of Class B Common Stock (which would be the case if the Minimum Condition were satisfied, the Offeror were to accept for payment Shares tendered pursuant to the Offer and the Offeror were to purchase shares of Class B Common Stock subject to the Stockholder Agreement), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

        Under the DGCL, if a corporation owns 90% or more of each outstanding class of capital stock of another corporation, it can effect a "short-form" merger with such corporation without prior notice to, or any other action by, any other stockholder of such corporation. Pursuant to the Company's certificate of incorporation, at any time when the number of issued and outstanding shares of Class B Common Stock falls below 10% of the aggregate number of issued and outstanding Shares, shares of Class B Common Stock and shares of preferred stock of the Company (which would be the case if the

Offeror exercises its option under the Stockholder Agreement), then, the outstanding shares of Class B Common Stock shall immediately and automatically be converted into Shares. As a result, assuming no stock options to purchase Shares are exercised following February 5, 1996, if the Offeror were to acquire ownership of 6,138,261 Shares pursuant to the Offer, and the Offeror were to exercise its option to purchase the 2,774,106 shares of Class B Common Stock subject to the Stockholder Agreement, then, the automatic conversion provision described above would cause the conversion of all then outstanding shares of Class B Common Stock into Shares. In such event, the Offeror would own more than 90% of the only class of capital stock of the Company then outstanding and would be able to effect the Merger pursuant to the "short-form" merger provisions of the DGCL. See Item 8.

        Conditions to the Merger. The Merger Agreement provides that the Merger is subject to the satisfaction of certain conditions, including the following:
(a) if required by applicable law, the Merger Agreement and the transactions contemplated thereby shall have been approved by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding Shares and shares of Class B Common Stock; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity") preventing the consummation of the Merger shall be in effect; provided, however, that each of the Company, the Offeror and Parent shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; and (c) the Offeror shall have previously accepted for payment and paid for Shares pursuant to the Offer.

        Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company:

        (1) by mutual written consent of Parent and the Company;

        (2) by either Parent or the Company if (a)(i) as a result of the failure of any of the conditions to the Offer, the Offer shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Shares pursuant to the Offer or (ii) the Offeror shall not have accepted for payment any Shares pursuant to the Offer prior to September 30, 1996, provided, however, that the right to terminate the Merger Agreement pursuant to either clause (2)(a)(i) or (2)(a)(ii) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of representation or warranty under the Merger Agreement by such party; or
    (b) any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or Shares or shares of Class B Common Stock pursuant to the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

        (3) by Parent or the Offeror (a) prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition set forth in paragraph (e) or (f) of "Merger Agreement--The Offer" and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company; or (b)(i) if either Parent or the Offeror is entitled to terminate the Offer as a result of (A) the Board of Directors of the Company or any committee thereof having withdrawn or modified in a manner adverse to Parent or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal (as defined below) or (B) the Board of Directors of the Company or any committee thereof having resolved to take any of the actions described in clause (3)(b)(i)(A) or (ii) if the Board of Directors of the Company or any committee thereof takes action pursuant to the Company's certificate of incorporation to terminate the supervoting rights of the shares of Class B Common Stock (as described in Item 8); or

        (4) by the Company (a) in the exercise of its fiduciary duties as described below under "Takeover Proposal", provided it has complied with all provisions thereof, including the notice provisions therein, and that it complies with applicable requirements relating to the payment (including the timing of any payment) of Expenses and the Termination Fee (each as defined below under "Fees and Expenses") or (b) if Parent or the Offeror shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice to Parent or the Offeror.

        Takeover Proposals. The Merger Agreement provides that the Company will not, nor will it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (1) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (2) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to a Takeover Proposal which was not solicited subsequent to the date hereof, and subject to compliance with the notification provisions discussed below, (i) furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) and (ii) participate in negotiations regarding such Takeover Proposal. The Merger Agreement defines "Takeover Proposal" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer and/or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement and the Stockholder Agreement.

        The Merger Agreement provides further that, except as described below, neither the Board of Directors of the Company nor any committee thereof shall
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or
(iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, such Board of Directors may (subject to the other provisions regarding Takeover Proposals) (A) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger or (B) approve or recommend a Superior Proposal (as defined below) or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to any Superior Proposal), but in each of the cases described in this clause (B), only at a time after the second business day following Parent's receipt of written notice (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the Shares and shares of Class B Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being financed by such third party.

        In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company shall immediately advise Parent orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity the person making any such request or Takeover Proposal. The Company is further required under the terms of the Merger Agreement to keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request or Takeover Proposal.

        The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by the provisions described in the second preceding paragraph, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a Takeover Proposal.

        Fees and Expenses. The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent (a) the Expenses in an amount up to but not to exceed $5,000,000 and (b) $15,000,000 (the "Termination Fee") under the circumstances and at the times set forth as follows: (i) if Parent or the Offeror terminates the Merger Agreement in accordance with the provision described in clause (b) of paragraph (3) under "Termination of the Merger Agreement" above and at the time of such termination there is no pending Takeover Proposal, the Company shall pay the Expenses and the Termination Fee upon demand; (ii) if Parent or the Offeror terminates the Merger Agreement in accordance with the provision described in clause (b) of paragraph (3) under "Termination of the Merger Agreement" above and at the time of such termination a Takeover Proposal shall then be pending, the Company shall pay the Expenses upon demand; in addition, if within 18 months after such termination, the Company shall enter into an Acquisition Agreement providing for a Takeover Proposal or a Takeover Proposal shall be consummated, the Company shall pay the Termination Fee concurrently with the earlier of the entering into of such Acquisition Agreement or the consummation of such Takeover Proposal; (iii) if the Company terminates the Merger Agreement in accordance with the provision described in clause (a) of paragraph (4) under "Termination of the Merger Agreement" above, the Company shall pay the Expenses concurrently therewith; in addition, if within 18 months after such termination, the Company shall enter into an Acquisition Agreement providing for a Takeover Proposal or a Takeover Proposal shall be consummated, the Company shall pay the Termination Fee concurrently with the earlier of the entering into of such Acquisition Agreement or the consummation of such Takeover Proposal; and
(iv) if, at the time of any other termination of the Merger Agreement (other than by the Company in accordance with the provision described in clause (b) of paragraph (4) under "Termination of the Merger Agreement" above), a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to February 13, 1996), the Company shall pay the Expenses, if terminated by the Company, concurrently therewith or, if terminated by Parent, upon demand; in addition, if within 18 months of such termination, the Company shall enter into an Acquisition Agreement providing for a Takeover Proposal or a Takeover Proposal shall be consummated, the Company shall pay the Termination Fee concurrently with the earlier of the entering into of such Acquisition Agreement or the consummation of such Takeover Proposal. For purposes of the Merger Agreement, "Expenses" means documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent.

        Conduct of Business by the Company. The Merger Agreement provides that, except as otherwise expressly contemplated by the Merger Agreement or to the extent that Parent shall otherwise consent in writing, until such time as Parent's designees constitute a majority of the Board of Directors of the Company, (a) the Company and its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as theretofore conducted and use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them; (b) the Company will not, and will not permit any of its subsidiaries to, (i) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock (other than regular quarterly cash dividends not in excess of $.08 per Share or $.08 per share of Class B Common Stock with usual record and payment dates and in accordance with the Company's current dividend policy),
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (c) the Company will not, and will not permit any of it subsidiaries to, issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class or any securities convertible into, or rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest in the Company, other than (i) the issuance of Shares upon the exercise of stock options to purchase Shares outstanding on the date of the Merger Agreement in accordance with their terms and (ii) the issuance of Shares upon the conversion of shares of Class B Common Stock; (d) the Company will not, and will not permit any of its subsidiaries to, amend or propose to amend its certificate of incorporation or its by-laws (or similar organizational documents); (e) the Company will not, and will not permit any of its subsidiaries to, acquire or agree to acquire (i) (by merger, consolidation, acquisition of stock or assets or by any other manner) any business, corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice and expenditures consistent with the Company's current capital budget; (f) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets, other than sales of its products to customers and immaterial dispositions of personal property, in each case in the ordinary course of business consistent with past practice; (g) the Company will not, and will not permit any of its subsidiaries to, (i) incur or guarantee indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company (or any of its subsidiaries), guarantee any debt securities of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than (A) with respect to both of the foregoing clauses (i) and (ii), to the Company or any direct or indirect wholly owned subsidiary of the Company or (B) any advances to employees (1) in accordance with the terms of the Company's Stock Option Plans (as defined below) at a rate not less than the Company's cost of funds for short-term borrowings and payable within 12 business days following the borrowing or (2) in accordance with past practice; (h) the Company will confer with Parent on a regular basis with respect to operational matters and promptly advise Parent orally and in writing of any material adverse change with respect to the Company and will promptly provide to Parent (or its counsel) copies of all filings made by the Company with any Governmental Entity in connection with the Merger Agreement and the transactions contemplated thereby;
(i) the Company will not make any tax election that would have a material adverse effect on the tax liability of the Company or any of its subsidiaries or settle or compromise any tax liability of the Company or any of its subsidiaries that would materially affect the aggregate tax liability of the Company or any of its subsidiaries; (j) neither the Company nor any of its subsidiaries will make or agree to make any new capital expenditure or expenditures other than expenditures consistent with the Company's current capital budget; (k) the Company will not, and will not permit any of its subsidiaries to (i) discharge any claims, liabilities or obligations, other than the discharge (A) in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company's documents filed with the Commission or incurred since the date of such financial statements in the ordinary course of business consistent with past practice or (B) of claims, liabilities or obligations to the extent they are less than $10,000 and unrelated to the Company's stockholders or the transactions contemplated by the Merger Agreement and the Stockholder Agreement, or (ii) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (l) the Company will not, and will not permit any of its subsidiaries to, modify, amend or terminate any material contract or agreement to which the Company or such subsidiary is a party, or waive, release or assign any material rights or claims; and (m) neither the Company nor any of its subsidiaries will authorize any of, or commit or agree to take any of, the foregoing actions.

        In addition to the foregoing, the Company has agreed that, except as expressly contemplated or permitted by the Merger Agreement, it will not take any action, or permit any of its subsidiaries to take any action, that would, or could reasonably be expected to, result in (a) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect or
(c) any of the Offer Conditions not being satisfied.

        Board of Directors. The Merger Agreement provides that promptly upon the Offeror having acquired a majority of the combined voting power of the Shares and shares of Class B Common Stock, the Offeror shall be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act, a majority of the directors on the Company's Board of Directors, and the Company and its Board of Directors shall, at such time, cause the Offeror's designees to be appointed to, and to constitute a majority of, the Company's Board of Directors. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Schedule I hereto.

        Stock Options. Pursuant to the Merger Agreement, the Board of Directors of the Company may adopt such resolutions or take such other actions as are required to provide that (a) each stock option to purchase Shares heretofore granted under any stock option plan, stock appreciation right plan or stock purchase plan of the Company (collectively, the "Stock Option Plans") outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall become fully exercisable immediately following the acceptance for payment of Shares pursuant to the Offer (the "Acceleration Time"); (b) each stock appreciation right heretofore granted under any Stock Option Plan outstanding immediately prior to the Offer, whether or not then exercisable, shall become fully exercisable at the Acceleration Time; and (c) all restrictions applicable to any restricted stock award granted prior to February 13, 1996, under any Stock Option Plan outstanding immediately prior to the Offer shall lapse at the Acceleration Time.

    The Merger Agreement also provides that, at the effective time of the Merger, each award then outstanding under any Stock Option Plan, other than an award held by an officer (as such term is defined in Rule 16a-1(f) under the Exchange Act) or director of the Company, shall be canceled and the holder thereof shall have no further rights in respect thereof other than the right to receive in consideration for the cancelation thereof an amount of cash equal to the product of (a) the number of Shares subject to such stock option or stock appreciation right and (b) the excess of the price paid in the Offer over the per share exercise price, in the case of any such stock option, or the excess of the price paid in the Offer over the per share base price, in the case of any such stock appreciation right, in each such case minus all applicable taxes required to be withheld by the Company; provided, however, that no such cash payment shall be made with respect to any stock appreciation right that is related to a stock option in respect of which such a cash payment shall be made. Pursuant to the Merger Agreement, such payment to each such holder shall be made as soon as practicable following the effective time of the Merger upon the delivery by such holder of a signed statement in a form satisfactory to Parent acknowledging that such holder waives any claims against Parent, the Offeror or the Company for any other consideration in respect of such stock option or stock appreciation right.

        Benefits. The Merger Agreement provides that, during the period from the effective time of the Merger until the first anniversary thereof, Parent will
(a) maintain or cause to be maintained the Company's employee benefit plans that are in effect as of the effective time of the Merger, other than any benefit plan providing benefits based on equity securities or any equivalent thereof or any incentive-based compensation, bonus or other similar arrangement, and (b) provide each person employed by the Surviving Corporation and its subsidiaries compensation (including salary, bonus and incentive compensation) that is in the aggregate substantially comparable to that enjoyed by such employee at the effective time of the Merger, other than as referred to in clause (a) above (taking into account salary, bonus and equity-based and incentive-based benefits). The Merger Agreement further provides that from and after the first anniversary of the effective time of the Merger, Parent will continue the employment arrangements described in the preceding sentence or will offer to each person then employed by the Surviving Corporation and its subsidiaries, compensation and benefits substantially comparable to those then enjoyed by other similarly situated employees of Parent and its affiliates. For purposes of eligibility to participate in and vesting in benefits provided under employee benefit plans maintained by Parent and its affiliates (but not for purposes of determining benefits (or accruals thereof) under such plans), the Merger Agreement provides that all persons previously employed by the Company and then employed by Parent or its affiliates shall be credited with their years of service with the Company and its subsidiaries and years of service with prior employers to the extent service with prior employers is taken into account under the Company's benefit plans.

    Pursuant to the Merger Agreement, the Company has agreed that it will take any action necessary to terminate the Helene Curtis Industries, Inc. Employee Stock Ownership Plan and Trust (the "ESOP") as of the Effective Time and will cause the ESOP to make lump sum distributions to ESOP participants within a reasonable period of time following the effective time of the Merger pursuant to the terms of the ESOP and applicable law.

        Indemnification and Insurance. In the Merger Agreement, Parent and the Offeror have agreed that all rights to indemnification for acts or omissions occurring prior to the effective time of the

Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors, officers, employees and agents (the "Indemnified Parties") of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws shall survive the Merger and shall continue in full force and effect in accordance with their terms. The Merger Agreement provides that, from and after the effective time of the Merger, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless any and all Indemnified Parties to the full extent such persons may be indemnified by the Company or such subsidiaries, as the case may be, pursuant to their respective certificates of incorporation or by-laws or pursuant to indemnification agreements as in effect on the date of the Merger Agreement for acts or omissions occurring at or prior to the effective time of the Merger, and Parent will, or will cause the Surviving Corporation to, advance litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions to the extent provided by and pursuant to the respective terms and provisions of such certificates of incorporation, by-laws, similar documents or indemnification agreements. In addition, pursuant to the Merger Agreement, Parent will, for a period of six years from the effective time of the Merger, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy except that, to the extent that such coverage is not obtainable at a premium not in excess of $360,000, Parent will be obligated to purchase only so much coverage as may then be obtained for such amount.

        Reasonable Efforts. The Merger Agreement provides that, except as otherwise contemplated therein, each of the parties will use its reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger and will, and will cause its subsidiaries to, use its reasonable efforts to take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by any of them or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any assets.

        Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

        Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that in the event the Offeror's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors", after the acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the Merger, the affirmative vote of a majority of the directors of the Company not designated by Parent or Offeror is required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement, extend the time for performance of the Offeror's and Parent's respective obligations under the Merger Agreement or take any action to amend or otherwise modify the Company's certificate of incorporation or by-laws.

    (b)(4) Stockholder Agreement.

    The following summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholder Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

    Grant of Options. Concurrently with the execution of the Merger Agreement, Parent and the Offeror entered into the Stockholder Agreement with the Stockholders. Pursuant to the terms and conditions of the Stockholder Agreement, the Stockholders granted to the Offeror an irrevocable option (collectively, the "Option") to purchase, in whole but not in part, all shares of the Class B Common Stock owned of record by the Stockholders (the "Option Shares") at a price per share of $70.00 in cash (the "Option Purchase Price").

    Exercisability. The Option may be exercised at any time on or prior to February 13, 1997 (the "Option Expiration Date") in the event that (i) a Specified Event shall have occurred on or prior to the Option Expiration Date and (ii) the waiting period under the HSR Act with respect to the exercise of the Option shall have expired or been terminated. For purposes of the Stockholder Agreement, the term "Specified Event" means any of the following events: (i) Parent or the Offeror shall have terminated the Merger Agreement in accordance with the provisions described in clause (b) of paragraph (3) under "Merger Agreement--Termination of the Merger Agreement" above, (ii) the Company shall have terminated the Merger Agreement in accordance with the provisions described in clause (a) of paragraph (4) under "Merger Agreement--Termination of the Merger Agreement" above, (iii) prior to termination of the Merger Agreement (other than by the Company in accordance with the provisions described in clause
(b) of paragraph (4) under "Merger Agreement--Termination of the Merger Agreement" above), a Takeover Proposal shall have been commenced or the Company shall have entered into an agreement with respect to, approved or recommended or taken any action to facilitate, a Takeover Proposal or (iv) the Offeror shall have accepted for payment, and paid for, Shares in the Offer. Under the Stockholder Agreement, the Offeror has agreed to exercise the Option in the event that the Offeror accepts for payment, and pays for, any Shares pursuant to the Offer.

    Adjustments. The Stockholder Agreement provides that in the event of any change in the Option Shares by reason of conversion into Shares or by any stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, other than the payment of regular cash dividends consistent with past practice, the Option Purchase Price shall be adjusted appropriately to reflect such event.

    Certain Exercise Transactions. Each Stockholder has agreed that in the event that a Specified Event shall have occurred and during the period from February 13, 1997 to and including February 13, 1998, such Stockholder sells, transfers, assigns or otherwise disposes of (including by conversion or exchange in a merger, exchange offer or the like) any of the Option Shares for value in a bona fide arm's length transaction, such Stockholder shall pay to Parent an amount in cash equal to one-half of the excess, if any, of the per share cash consideration or the per share fair market value of any non-cash consideration, as the case may be, received by such Stockholder as a result of such disposition less (B) the Option Purchase Price, multiplied by the number of such Option Shares; provided, that no such payment is required to be made in the event the Company shall have terminated the Merger Agreement in accordance with the provisions described in clause (b) of paragraph (4) under "Merger Agreement-- Termination of the Merger Agreement" above or Parent or the Offeror shall be in material breach of the Stockholder Agreement.

    Parent and the Offeror have agreed that in the event that the Offeror shall have exercised the Option and, on or prior to February 13, 1998, the Offeror shall sell, transfer, assign or otherwise dispose of (including by conversion or exchange in a merger, exchange offer or the like) any Option Shares for value in a bona fide arm's length transaction, the Offeror shall pay to the subject Stockholders an amount in cash equal to one-half of the excess, if any, of the per share cash consideration or the per share fair market value of any non-cash consideration, as the case may be, received by the Offeror as a result of such disposition less the Option Purchase Price, multiplied by the number of such Option Shares; provided, that no such payment shall be required to be made to any Stockholder in the event such Stockholder shall be in material breach of the Stockholder Agreement.

    Representations and Warranties. The Stockholders have made certain customary representations and warranties as to requisite power and authority, enforceability, absence of conflicts, title to the Option Shares and absence of liens. Parent and the Offeror have made certain customary representations and warranties as to requisite power and authority, enforceability, compliance with laws and availability of funds.

    Covenants of Stockholders. In the Stockholder Agreement, each Stockholder has agreed that, until the Option Expiration Date (a) such Stockholder shall vote its Class B Common Stock in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; provided that the terms of the Merger Agreement shall not have been amended to adversely affect such Stockholder; (b) such Stockholder shall vote its Class B Common Stock against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; and (c) such Stockholder shall not (i) other than by operation of law, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Class B Common Stock to any person other than to the Offeror or the Offeror's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal or (iii) convert such Class B Common Stock into Shares except as required to effect the exercise of the Option.

    In the Stockholder Agreement, each Stockholder has further agreed that, until the Merger is consummated or the Merger Agreement is terminated, such Stockholder shall not, and shall not permit any investment banker, attorney or other adviser or representative of such Stockholder to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

    Termination. The Stockholder Agreement terminates upon the earlier of February 13, 1998 and the disposition by each Stockholder of all the Option Shares in one or more bona fide arm's length transactions for value.

    Expenses. Each party to the Stockholder Agreement has agreed to bear its own expenses in connection with the Stockholder Agreement.

    (b)(5) Confidentiality Agreement.

    The following summary of the Confidentiality Agreement between the Company and Unilever PLC dated November 30, 1995 (the "Confidentiality Agreement") does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

    The Confidentiality Agreement provides that Unilever and the Company will each disclose to the other certain confidential information to be kept in strict confidence and not disclosed and to be used solely in connection with discussions between the parties concerning opportunities of mutual interest. The Confidentiality Agreement further provides, among other things, that (i) such confidential information shall remain the property of the party providing such information, (ii) such confidential information shall only be made available to employees, attorneys or financial advisors of the party receiving such information on a need to know basis, (iii) each party shall not disclose such confidential information to any other person, firm or corporation without the prior written permission of the party providing such information, and (iv) the obligations set forth therein shall remain in force for a period of five years from the date thereof.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The Board of Directors of the Company, at a meeting held on February 13, 1996, determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders. At such meeting, the Board of Directors acted unanimously to approve the Offer and the Merger and the execution and delivery of the Merger Agreement. The Board of Directors also approved the Stockholder Agreement and the Merger Agreement for all purposes under Section 203 of the DGCL and under Article Tenth of the Company's certificate of incorporation. In addition, the Board of Directors of the Company recommended that the Company's stockholders accept the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the Merger. A copy of the Company's letter to stockholders dated February 20, 1996, is filed as an Exhibit hereto and incorporated herein by reference.

    (b) In reaching the determinations described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including the following:

        (1) The current and historical financial condition and results of operations of the Company.

        (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives in the personal care products industry with the current economic and market conditions.

        (3) The presentation of Lazard to the Board of Directors of the Company at its meeting on February 12, 1996 and confirmed by Lazard to the Board of Directors of the Company at its meeting on February 13, 1996, as to various financial matters deemed relevant to the Board of Directors' consideration, including, among other things, (a) an analysis of certain historical business and financial information relating to the Company, (b) a review of public information with respect to certain other companies in lines of businesses Lazard believed to be generally comparable, in whole or in part, to the business of the Company, (c) a review of various financial forecasts and other data provided to Lazard by the Company relating to its business,
    (d) a review of the historical stock prices and trading volumes of the Shares, (e) a hypothetical private market valuation of the Company, (f) a discounted cash flow valuation of the Company, and (g) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance.

        (4) The fact that the $70.00 per Share to be received by the Company's stockholders in both the Offer and Merger represents a substantial premium over the closing market price of $59.00 per Share on February 13, 1996 (the last trading day prior to the Board of Directors meeting referred to in paragraph (a) of this Item 4); and the fact that the $70.00 per Share to be received by the Company's stockholders in both the Offer and the Merger represents an approximately 50% premium over the highest per share market price of the Shares for the five year period ending December 31, 1995 and an approximately 124% premium over the market price of the Shares on January 5, 1996 (the day negotiations commenced between the Company and Unilever with respect to the Offer and the Merger).

        (5) The relationship of the Offer Price to the respective historical market prices of the Shares and to the Company's book value and the respective net asset values per share of the Shares and Class B Common Stock.

        (6) Discussions (described in Item 3 above under "Certain Background Information") with, and financial terms of expressions of interest received from, other parties as to possible transactions both as a result of contacts initiated by the Company and as a result of unsolicited contacts received by the Company.

        (7) The Board's view, after consultation with management, counsel to the Company and Lazard, regarding the likelihood of the existence of other viable purchasers on terms as favorable as those in the Offer and Merger.

        (8) Developments relating to the consolidation in the personal care products industry and the need for the Company to have access to additional resources in the future to remain competitive in such industry.

        (9) The written opinion, dated February 13, 1996, of Lazard to the Board of Directors of the Company that, based upon and subject to various considerations and assumptions set forth therein, the proposed consideration to be received by the stockholders of the Company in connection with the Offer and the Merger is fair to the stockholders of the Company (other than Parent and its affiliates) from a financial point of view. A copy of the opinion rendered by Lazard to the Company's Board of Directors, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Lazard in arriving at its opinion, is attached as an Exhibit hereto and incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

        (10) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

        (11) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof (including the terms of the Merger Agreement that permit the Company's Board of Directors, in the exercise of its fiduciary duties, (a) to furnish information to or participate in negotiations with any third party that requests such information or initiates such discussions or negotiations, pursuant to appropriate confidentiality agreements, in connection with any inquiry, proposal or offer relating to any direct or indirect acquisition or purchase of 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (although the Company is not permitted by the Merger Agreement to initiate, solicit or knowingly encourage any such third party inquiry, proposal or offer or negotiations regarding the same), (b) to terminate the Merger Agreement in certain circumstances and (c) to adopt the resolution contemplated by the Company's certificate of incorporation providing for a "sunset" of the Class B Common Stock). The Company's directors noted that the Merger Agreement provides that, in certain circumstances, the Company would be obligated to pay Parent a Termination Fee of $15 million and Expenses of up to $5 million. The Board also considered the interplay between such provisions of the Merger Agreement and various provisions of the Stockholder Agreement.

        (12) The requirement by Unilever, as a condition to a transaction, that the Stockholders enter into the Stockholder Agreement providing the Offeror with an irrevocable option to purchase their shares of Class B Common Stock in certain circumstances and committing the Stockholders to certain other actions; the requirement by Unilever that the Company's Board of Directors approve such agreement; the stated desire of the Stockholders to proceed with the Merger; the decision of the Stockholders to enter into the Stockholder Agreement; and the possible effect of the Stockholder Agreement on any other third party proposal.

        (13) The likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to, the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of Unilever and the risks to the Company if the acquisition were not consummated.

        (14) Unilever's stated present intention that the Company will remain headquartered in Chicago, will maintain manufacturing and product development facilities in the United States, will operate under its present corporate name, will have primary responsibility for the haircare operations of Unilever in the United States, will have global responsibilities as an innovation center for haircare and will operate in other personal care categories.

        (15) The recommendation of the Company's management with respect to the proposed transaction.

ITEM 5. PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated as of December 19, 1995 between the Company and Lazard, the Company has agreed to pay Lazard (i) $1 million upon announcement of the execution of the Merger Agreement and (ii) upon consummation of the Offer and the Merger, .80% of the aggregate consideration paid to the Company and its stockholders in connection therewith (with the payment of the amount set forth in clause (i) above being credited against the fee payable pursuant to clause (ii)). Assuming the purchase of all Shares at a price of $70.00 per Share and the purchase of all shares of Class B Common Stock at a price of $70.00 per share, Lazard will receive fees aggregating approximately $6.95 million. The Company has also agreed to reimburse Lazard for certain out-of-pocket expenses. In addition, the Company has agreed to indemnify and hold harmless Lazard and its members, employees, agents, affiliates and controlling persons against certain liabilities and expenses, including liabilities under the Federal securities laws, arising out of or in connection with its engagement pursuant to such letter.

    Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in Shares or shares of Class B Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company except as follows: (i) pursuant to the Stockholder Agreement described in Item 3 above under "Stockholder Agreement," Ronald J. Gidwitz and certain partnerships with Gidwitz family members as general partners have agreed to sell their shares of Class B Common Stock (constituting, in the aggregate, approximately 72% of the total voting power of the Company on a fully diluted basis) and have granted an option to the Offeror to purchase such shares; (ii) Ronald J. Gidwitz made gifts of partnership interests in the Gidwitz Family Partnership and HCI Partnership to certain Gidwitz family members and trusts for the benefit of certain Gidwitz family members representing an aggregate of 91,130 shares of Class B Common Stock, Charles G. Cooper made gifts of an aggregate of 2,140 Shares to family members and Gilbert P. Smith made gifts of an aggregate of 1,900 Shares to family members and (iii) certain executive officers of the Company participate in the Company's Employee Stock Purchase Plan.

    (b) To the best of the Company's knowledge, all of its executive officers and directors currently intend to (i) tender to the Offeror, pursuant to the Offer, all Shares which are held of record or beneficially owned by such persons, including Shares purchasable upon exercise of options, and (ii) sell to the Company in accordance with the Merger Agreement and the terms of the Company's 1979 Stock Option Plan certain Shares issued pursuant to the Company's 1979 Stock Option Plan.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in Items 3 and 4, none.

    (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) Delaware General Corporation Law.

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the "Business Combination," (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares, shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the "Business Combination" is (x) approved by the board of directors of the corporation and
(y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The transactions contemplated by the Merger Agreement and the Stockholder Agreement would result in a "Business Combination" for purposes of Section 203. In accordance with the provisions of
Section 203, the Board of Directors of the Company has approved the Merger Agreement, the Stockholder Agreement, the Offeror's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby, and the Offeror's acquisition of shares of Class B Common Stock pursuant to the Stockholder Agreement and the transactions contemplated thereby. Accordingly, the restrictions of Section 203 are inapplicable to the Offer, the Merger, the purchase of shares of Class B Common Stock pursuant to the Stockholder Agreement and the related transactions.

    Holders of Shares and shares of Class B Common Stock do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares and shares of Class B Common Stock at the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares and shares of Class B Common Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares and/or shares of Class B Common Stock (the "Dissenting Shares") (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares and/or shares of Class B Common Stock could be based upon factors other than, or in addition to, the price per Share and share of Class B Common Stock to be paid in the Merger or the market value of the Shares and/or shares of Class B Common Stock. The value so determined could be more or less than the price per Share and share of Class B Common Stock to be paid in the Merger.

    The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

    (b) Charter Provisions.

    Article Tenth of the Company's certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding voting shares of the Company (and 80% of each class of voting shares of the Company if class voting rights are in effect) shall be required for the approval or authorization of any "Business Combination" (as defined in the Company's certificate of incorporation) with any "Related Person" (generally defined as the beneficial owner of 10% or more of the Company's outstanding voting shares). This provision shall not be applicable (i) if such "Business Combination" shall have been approved by a majority of the continuing directors of the Company or
(ii) such "Business Combination" shall involve solely the Company and a 50% or greater owned subsidiary of the Company in which the Related Person has no direct or indirect interest (other than an interest arising solely due to control of the Company). The transactions contemplated by the Merger Agreement and the Stockholder Agreement would result in a "Business Combination" for purposes of the Company's certificate of incorporation. In accordance with the Company's certificate of incorporation, the Board of Directors of the Company has approved the Merger Agreement and the Stockholder Agreement, and the transactions contemplated thereby, and therefore the restrictions of Article Tenth of the Company's certificate of incorporation are inapplicable to the Offer, the Merger, the purchase of shares of Class B Common Stock pursuant to the Stockholder Agreement and the related transactions.

    Article Fourth of the Company's certificate of incorporation provides that, among other things, a transfer of shares of Class B Common Stock to any person (other than certain "Permitted Transferees" (as defined therein)) would result in the automatic conversion of such shares of Class B Common Stock into Shares. The Offeror is not a "Permitted Transferee" and, therefore, the purchase by the Offeror of the shares of Class B Common Stock that are subject to the Stockholder Agreement would result in the conversion of such shares of Class B Common Stock into Shares. Article Fourth of the Company's certificate of incorporation also provides that if at any time the number of issued and outstanding shares of Class B Common Stock as reflected on the stock transfer books of the Company falls below 10% of the aggregate number of issued and outstanding Shares, shares of Class B Common Stock and shares of preferred stock of the Company, then, the outstanding shares of Class B Common Stock shall immediately and automatically be converted into Shares. Based upon the number of Shares and shares of Class B Common Stock issued and outstanding as of February 5, 1996, in the event that the Offeror purchases the shares of Class B Common Stock that are subject to the Stockholder Agreement (thereby converting such Class B Shares into Shares), the remaining shares of Class B Common Stock would represent less than 10% of the total number of outstanding Shares, shares of Class B Common Stock and shares of preferred stock of the Company, and such shares of Class B Common Stock would automatically convert into Shares.

    In addition, Article Fourth of the Company's certificate of incorporation provides that if, during the period beginning January 1, 1996 and ending June 30, 1996, a committee of the Board of Directors of the Company consisting only of outside directors then in office should adopt a resolution, and such resolution is thereafter approved by a majority of the directors then in office not owning shares of Class B Common Stock, directing that the shares of Class B Common Stock be converted into Shares at the end of such period, then, the shares of Class B Common Stock shall automatically convert into Shares at the end of such period. If the Board of Directors does not take such action during such period, Article Fourth provides that the term of the shares of Class B Common Stock shall be renewed for an additional five year period.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

1. Agreement and Plan of Merger, dated as of February 13, 1996, among Conopco, Inc., Conopco Acquisition Company, Inc. and Helene Curtis Industries, Inc.
2. Stockholder Agreement, dated as of February 13, 1996, among Conopco, Inc., Conopco Acquisition Company, Inc., Ronald J. Gidwitz, HCI Partnership and Gidwitz Family Partnership.
3. Confidentiality Agreement between Helene Curtis Industries, Inc. and Unilever PLC dated November 30, 1995.
4.    Helene Curtis Industries, Inc. Information Statement pursuant to
      Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*
5. Press Release of Unilever N.V. and Helene Curtis Industries, Inc. issued on February 13, 1996.
6.    Letter to Stockholders of Helene Curtis Industries, Inc. dated
      February 20, 1996.*
7.    Opinion of Lazard Freres & Co. LLC.*

------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          HELENE CURTIS INDUSTRIES, INC.

                                          By  /s/ RONALD J. GIDWITZ
                                             ...................................
                                             Ronald J. Gidwitz
                                             President and Chief Executive
                                             Officer

Dated: February 20, 1996

                                                                      SCHEDULE I

                         HELENE CURTIS INDUSTRIES, INC.
                             325 NORTH WELLS STREET
                            CHICAGO, ILLINOIS 60610
                              -------------------
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about February 20, 1996 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, $.50 par value per share (the "Shares"), of Helene Curtis Industries, Inc. ("the Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Conopco Acquisition Company, Inc. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Conopco, Inc., a New York corporation ("Parent"), which is indirectly owned 75% by Unilever N.V., a Dutch corporation, and 25% by Unilever PLC, a company organized under the laws of England and Wales, to a majority of the seats on the Board of Directors of the Company (the "Board").

    Pursuant to the Merger Agreement, the Offeror commenced the Offer on February 20, 1996. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on March 18, 1996, unless extended.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The information contained in this Information Statement (including information incorporated by reference) concerning Parent and the Offeror and the Designees (as defined herein) has been furnished to the Company by Parent and the Offeror and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL

    The Shares and the Class B Common Stock are the only classes of voting securities of the Company outstanding. Each Share has one vote. Each share of Class B Common Stock has 10 votes. As of February 5, 1996, (i) there were 6,857,801 Shares outstanding, (ii) 3,044,829 shares of Class B Common Stock outstanding and (iii) 1,190,258 Shares reserved for issuance pursuant to outstanding stock options.

    The Board currently consists of ten members and there are currently no vacancies on the Board. Each director serves a term of three years or until his successor is duly elected and qualified or until his earlier death, resignation or removal. The Board is staggered and divided into three classes so that no more than one-third of the Board is up for election at each annual meeting of the Company.

RIGHT TO DESIGNATE DIRECTORS

    Pursuant to the Merger Agreement, upon the Offeror having acquired a majority of the combined voting power of the Shares and the Class B Common Stock, the Offeror shall be entitled to designate such number of directors on the Board as will give the Offeror, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors (the "Designees"), and the Company shall, at such time, cause the Designees to be so elected by its existing Board, provided, however, that in the event that the Designees are elected to the Board, until the effective time of the Merger such Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided, further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, subject to applicable law, the Company agreed to take all action requested by Parent that is reasonably necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agreed to make such mailing with the mailing of the Schedule 14D-9 (provided that the Offeror shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Designees). In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Designees to be elected or appointed to, and to constitute a majority of the directors on, the Board.

INFORMATION WITH RESPECT TO DESIGNEES

    Set forth below is the name, age, business address, principal occupation or employment and five year employment history of the persons who will be the Designees, such information being furnished by the Parent. Unless otherwise indicated, the business address of all persons listed below is 390 Park Avenue, New York, New York 10022. Unless otherwise indicated, all persons listed below are citizens of the United States of America.

                                                          PRINCIPAL OCCUPATION DURING
    NAME OF DESIGNEES                        AGE              THE PAST FIVE YEARS
------------------------------------------   ---   ------------------------------------------
Richard Goldstein.........................   54    President and CEO of Unilever United
                                                   States, Inc. and Chairman and CEO of
                                                   Unilever Canada Ltd. since September 1989;
                                                   Chairman and CEO of Unilever North
                                                   American Regional Management since May
                                                   1992.
Robert Phillips...........................   57    Director of Unilever N.V. and Unilever PLC
                                                   since 1995 and Personal Products
                                                   Coordinator of Unilever since 1994;
                                                   Chairman and CEO, Unilever Prestige
                                                   Products from 1992 to 1994; President of
                                                   Chesebrough-Pond's from 1986 to 1992; CEO
                                                   of Chesebrough-Pond's from 1988 to 1992.
Paul Dolan................................   56    Senior Sourcing and Supply Member-Personal
                                                   Products Coordination of Unilever PLC
                                                   since 1995; prior thereto, Senior Vice
                                                   President of Operations of
                                                   Chesebrough-Pond's.
Mart Laius................................   49    Vice President, Corporate Development and
                                                   Administrative Services, Unilever United
                                                   States, Inc. since 1995; prior thereto,
                                                   Director, Corporate Development, Unilever
                                                   United States, Inc.

    It is expected that the Designees may assume office at any time following the purchase by the Offeror of a majority of the combined voting power of the Shares and the Class B Common Stock pursuant to the Offer and the Stockholder Agreement and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board. Parent has informed the Company that, to the best of the Parent's knowledge, none of the Designees beneficially own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules of the Commission.

BOARD OF DIRECTORS OF THE COMPANY

    Listed below are the names, ages, principal occupations, five year employment histories and public directorships, if any, of all current directors of the Company.

                                                                 POSITION WITH THE COMPANY OR
                                   YEAR FIRST ELECTED            PRINCIPAL OCCUPATION DURING
    NAME OF DIRECTOR         AGE       A DIRECTOR                    THE PAST FIVE YEARS
---------------------------  ---   ------------------   ----------------------------------------------
Marshall L. Burman.........  65           1980          Mr. Burman is counsel to the law firm of
                                                          Wildman, Harrold, Allen & Dixon, which
                                                          provided legal services to the Company
                                                          during the fiscal year ended February 28,
                                                          1995. Until January 1, 1992, he was a senior
                                                          partner in the law firm of Arvey, Hodes,
                                                          Costello & Burman. Mr. Burman is also
                                                          Chairman of the Board of Directors of The
                                                          Illinois State Board of Investments, a
                                                          director of CFI Industries, Inc., and a
                                                          director of Safecard Services, Inc.
Frank W. Considine.........  74           1988          Mr. Considine is Honorary Chairman of the
                                                          Board of Directors and Chairman of the
                                                          Executive Committee of American National Can
                                                          Company, a company engaged in the
                                                          manufacture and sale of packaging products,
                                                          from which the Company has purchased
                                                          packaging materials in the ordinary course
                                                          of business. From 1983 to 1990, he was
                                                          Chairman of the Board of Directors and from
                                                          1973 to 1988, he was President and Chief
                                                          Executive Officer of American National Can
                                                          Company and was Vice Chairman of the Board
                                                          of Directors of Triangle Industries, Inc.
                                                          from 1985 to 1988. He is a director of IMC
                                                          Global, Inc., Pechiney International, S.A.,
                                                          and Scotsman Industries, Inc.
Charles G. Cooper..........  67           1984          Mr. Cooper is Senior Vice President of the
                                                          Company, responsible for business
                                                          development. He previously served as
                                                          Executive Vice President and Chief Operating
                                                          Officer of the Company. Mr. Cooper has been
                                                          employed by the Company for more than 40
                                                          years. He is also a director of Sportmart,
                                                          Inc.
Gerald S. Gidwitz..........  89           1928          Mr. Gidwitz is Chairman of the Board of
                                                          Directors of the Company.
Michael Goldman............  58           1989          Mr. Goldman is Executive Vice President and
                                                          Chief Operating Officer of the Company. He
                                                          has been employed by the Company for more
                                                          than 30 years.

                                                                 POSITION WITH THE COMPANY OR
                                   YEAR FIRST ELECTED            PRINCIPAL OCCUPATION DURING
    NAME OF DIRECTOR         AGE       A DIRECTOR                    THE PAST FIVE YEARS
---------------------------  ---   ------------------   ----------------------------------------------
Betsy R. Gidwitz...........  55           1995          Dr. Gidwitz was formerly a faculty member at
                                                          the Massachusetts Institute of Technology.
Ronald J. Gidwitz..........  50           1974          Mr. Gidwitz is President and Chief Executive
                                                          Officer of the Company. Mr. Gidwitz is a
                                                          director of Continental Materials
                                                          Corporation, a director of American National
                                                          Can Company and he is the Chairman of the
                                                          Board of Trustees of the City Colleges of
                                                          Chicago. He is the son of Gerald S. Gidwitz.
John C. Stetson............  74           1982          Mr. Stetson is President of J.C. Stetson,
                                                        Inc., a private venture capital firm. Mr.
                                                          Stetson was Secretary of the Air Force from
                                                          1977 to 1979 and prior to his government
                                                          assignment, was President of AB Dick
                                                          Company. Mr. Stetson is also a director of
                                                          Laser Technology, Inc., NIBCO, Inc., Chicago
                                                          Tube and Iron Company and Madison-Kipp
                                                          Corporation, and a director emeritus of
                                                          Kemper Corporation and Kemper National
                                                          Insurance Co.
Abbie J. Smith.............  42           1990          Dr. Smith is Professor of Accounting at the
                                                          Graduate School of Business of the
                                                          University of Chicago, a position she has
                                                          held since 1989. She was previously
                                                          Associate Professor of Accounting at the
                                                          University.
Gilbert P. Smith...........  58           1989          Mr. Smith is Executive Vice President of the
                                                          Company and President of the Company's North
                                                          American business unit. He has been employed
                                                          by the Company for more than 15 years.

    Each of the directors has been engaged in the principal occupation(s) described above during the past five (5) years. Ronald J. Gidwitz is the son of Gerald S. Gidwitz. Betsy R. Gidwitz is the niece of Gerald S. Gidwitz.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

    During fiscal 1995, there were seven meetings of the Board. The Board has Audit, Executive, and Compensation and Stock Option Committees. The Board does not have a standing nominating committee, but acts as a whole with respect to nominees for the Board. Each director, except for John C. Stetson, was present at more than seventy-five percent of the aggregate number of Board meetings and the total number of meetings held by committees of the Board on which such director served.

    The Audit Committee, consisting of Messrs. Burman and Stetson and Dr. Smith, met four times during the fiscal year ended February 28, 1995. The function of the Audit Committee is to review and make recommendations regarding: engagement of an independent public accounting firm; the scope of the independent accountants' audit procedures; the adequacy and implementation of internal audit controls; regulatory compliance procedures; and such other matters relating to the Company's financial affairs and accounts as the Audit Committee deems desirable.

    The Executive Committee, consisting of Messrs. Gerald S. Gidwitz, Joseph L. Gidwitz and Ronald J. Gidwitz, met three times during the fiscal year ended February 28, 1995. The Executive Committee, during the interval between meetings of the Board of Directors, may exercise all of the authority of the Board in the management of the Company, except as otherwise provided in the Company's By-Laws or by applicable law. It is also responsible for administering the Directors Stock Option Plan. No director was elected to the Executive Committee to succeed Joseph L. Gidwitz after his death in August 1995.

    The Compensation and Stock Option Committee, consisting of Messrs. Burman, Considine and Stetson, is responsible for determining salary and other compensation of the principal officers of the Company and for administering certain of the Company's incentive plans including the Company's executive management incentive, stock option and stock appreciation right plans. The Committee met four times during the fiscal year ended February 28, 1995.

    Directors who are not Company employees receive an annual fee of $14,000 and a fee of $2,000 for each Board meeting attended and $1,000 for each committee meeting attended, plus travel expenses. In addition, each non-employee director is a participant in the Company's Directors Stock Option Plan, which was approved by the stockholders at the 1988 Annual Meeting. Under this Plan, each such director at the time of the Plan's adoption or who was subsequently elected to the Board was granted an option to purchase 8,000 Shares, exercisable in five equal annual installments commencing one year after the date of grant. The exercise price for such options is the fair market value of the Shares on the date of grant. All options expire ten years from the date of grant or earlier in the event a director ceases to serve in that capacity or becomes an employee of the Company.

EXECUTIVE OFFICERS OF THE COMPANY

    The following provides certain information regarding the executive officers of the Company, who are appointed by the Board:

   TITLE                                                              NAME                AGE
-------------------------------------------------------   -----------------------------   ---
Chairman of the Board..................................   Gerald S. Gidwitz               89
President and Chief Executive Officer..................   Ronald J. Gidwitz               50
Executive Vice President and Chief Operating Officer...   Michael Goldman                 58
Executive Vice President...............................   Gilbert P. Smith                58
Senior Vice President..................................   Charles G. Cooper               67
Senior Vice President..................................   Robert K. Niles                 50
Senior Vice President..................................   Eugene Zeffren                  54
Vice President and Chief Information Officer...........   Thomas J. Gildea                52
Vice President and Chief Financial Officer.............   Lawrence A. Gyenes              45
Vice President.........................................   V. James Marino                 45
Vice President and Corporate Controller................   Mary J. Oyer                    46
Vice President.........................................   Robert Sack                     59
Vice President, Secretary and General Counsel..........   Roy A. Wentz                    46
Treasurer..............................................   Arthur A. Schneider             49
Foreign-Based Officers:
  President, Helene Curtis Ltd. (Canada) and Vice
President of the Company...............................   Jack D. Pogue                   62
  President and Managing Director,
    Helene Curtis United Kingdom and Vice President of
the Company............................................   Robert G. Kelly                 52

Ronald J. Gidwitz is the son of Gerald S. Gidwitz.

    All executives have served in the capacities shown for the last five years except as follows: Charles G. Cooper, Michael Goldman, Robert G. Kelly, V. James Marino, Mary J. Oyer, Jack D. Pogue, Arthur A. Schneider, Gilbert P. Smith, Roy
A. Wentz and Eugene Zeffren, all of whom have been employed by the Company in other executive capacities for at least five years and were elected to the positions shown during this five-year period. Prior to joining the Company in 1991, Robert K. Niles served in various capacities for The Quaker Oats Company, most recently as Vice President, Human Resources for its Breakfast Division. Prior to joining the Company in 1994, Lawrence A. Gyenes served in various capacities for G.D. Searle & Co., most recently as Corporate Vice President of Finance.

EXECUTIVE OFFICER COMPENSATION

    The following tables and notes present the compensation provided by the Company during fiscal 1995 to its Chief Executive Officer and the Company's four next most highly compensated executive officers who served as executive officers at the end of fiscal 1995.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM COMPENSATION
                                                              ---------------------------------------
                                                                       AWARDS                PAYOUTS
                               ANNUAL COMPENSATION            -------------------------     ---------
                     ---------------------------------------                 SECURITIES       LONG-
                                                  OTHER       RESTRICTED     UNDERLYING       TERM
                                                 ANNUAL         STOCK         OPTIONS/      INCENTIVE        ALL OTHER
NAME/PRINCIPAL       SALARY(7)   BONUS       COMPENSATION(2)    AWARDS        SARS(8)        PAYOUTS      COMPENSATION(4)
POSITION/YEAR(1)         $         $                $             $              #              $                $
-------------------- ---------  --------     ---------------  ----------     ----------     ---------     ---------------
Ronald J. Gidwitz
President and Chief
Executive Officer
 1995............... $ 750,750  $320,750          --           $      0        126,906(3)    $     0         $  67,965
 1994...............   715,000         0          --                  0              0             0           123,268
 1993...............   575,000   366,300          --                  0         21,100(3)    526,500(5)         97,564
Charles G. Cooper
Senior Vice
President
 1995............... $ 357,000  $      0(6)       --           $      0         38,993       $     0         $  41,856
 1994...............   347,000         0          --                  0              0             0            86,789
 1993...............   415,000   257,000          --                  0         15,300       415,350(5)         81,925
Michael Goldman
Executive Vice
President and Chief
Operating Officer
 1995............... $ 412,500  $227,700          --           $      0         63,643       $     0         $  41,506
 1994...............   371,000         0          --                  0              0             0            69,557
 1993...............   310,000   178,400          --                  0          8,900       310,050(5)         58,075
Gilbert P. Smith
Executive Vice
President
 1995............... $ 378,000  $209,600          --           $      0         41,287       $     0         $  39,601
 1994...............   357,000         0          --            832,500(9)           0             0            69,723
 1993...............   310,000   180,900          --                  0          8,900       310,050(5)         59,318
Eugene Zeffren
Senior Vice
President
 1995............... $ 258,300  $138,100          --           $      0         23,292       $     0         $  26,599
 1994...............   246,000         0          --            416,250(10)          0             0            48,856
 1993...............   230,000   123,100          --                  0          6,600       238,095(5)         38,807

------------
 (1) All information is provided for each of the last three fiscal years ending on the last day of February for the year indicated.

 (2) The only type of Other Annual Compensation for each of the named officers was in the form of perquisites, and was less than the level required for reporting.

 (3) Includes stock appreciation rights issued in tandem with grant of stock options, as well as grants of free-standing stock appreciation rights.

 (4) Consists of the following: (a) contributions by the Company to the executives' accounts under the Company's Profit Sharing Retirement Savings and Supplemental Profit Sharing and Retirement Savings Plans and (b) premiums paid pursuant to the Company's Executive Death Benefit Agreement. The values for each of the two component amounts for fiscal 1995 for each executive officer are as follows: Mr. Gidwitz, (a) $65,080 and (b) $2,885; Mr. Cooper, (a) $31,642 and (b) $10,214; Mr. Goldman, (a) $36,326 and (b)
     $5,180; Mr. Smith, (a) $33,425 and (b) $6,176; and Mr. Zeffren, (a) $23,260
     and (b) $3,339.

 (5) Stockholder Value Creation Plan award granted in 1991 and earned over the three-year performance period from fiscal 1991 through fiscal 1993. Awards under the Stockholder Value Creation Plan were discontinued in 1994.

 (6) Mr. Cooper's bonus is contingent on his achievement of certain long-term objectives related to business development, rather than on the Company's annual pre-tax earnings performance.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (7) The salaries for each of the named executive officers for the 1996 fiscal year were the following: $815,000, $357,000, $454,000, $416,000, $300,000, respectively.

 (8) Each of the named executive officers received the following SAR awards on March 1, 1995: 31,785, 15,114, 17,464, 16,003, 10,936, respectively. Mr.
     Goldman was granted 30,000 shares of restricted stock on May 1, 1995.

 (9) Net value of 20,000 shares of restricted stock based on the market price of the Shares on the date granted. As of February 28, 1995, Mr. Smith held 16,000 restricted shares with a value of $464,000 based on the market price on that date. Mr. Smith has the right to receive dividends on the restricted shares.

(10) Net value of 10,000 shares of restricted stock based on the market price of the Shares on the date granted. As of February 28, 1995, Mr. Zeffren held 8,000 shares of restricted stock with a value of $232,000 based on the market price on that date. Mr. Zeffren has the right to receive dividends on the restricted shares.

OPTION/SAR GRANTS IN THE 1995 FISCAL YEAR

    The following table sets forth certain information with respect to stock options and stock appreciation rights granted during the 1995 fiscal year to the executive officers named in the Summary Compensation Table. Using a range of 0% to 10% in assumed rates of stock price appreciation (compounded annually) for the option or SAR term indicated, the table also shows the potential realizable value of the stock options and stock appreciation rights.

                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                             NUMBER OF      % OF TOTAL                                  ANNUAL RATES OF STOCK
                             SECURITIES    OPTIONS/SARS                                PRICE APPRECIATION FOR
                             UNDERLYING     GRANTED TO    EXERCISE OR                    OPTION/SAR TERM(3)
                            OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------------
    NAME                    GRANTED(1)(2)  FISCAL YEAR      ($/SH)         DATE      0%       5%         10%
--------------------------  ------------   ------------   -----------   ----------   ---   --------   ----------
Ronald J. Gidwitz.........     39,039           7.3         $27.375        3/14/04   $0    $672,095   $1,703,221
                               30,381           5.7          30.625        2/13/05    0     585,135    1,482,847
                               57,486          35.9          25.250        2/28/99    0     401,028      886,168

Charles G. Cooper.........     14,280           2.7         $27.375        3/14/04    0    $245,844   $  623,018
                               11,113           2.1          30.625        2/13/05    0     214,035      542,407
                               13,600           8.5          25.250        2/28/99    0      94,875      209,649

Michael Goldman...........     21,450           4.0         $27.375        3/14/04    0    $369,283   $  935,836
                               16,693           3.1          30.625        2/13/05    0     321,505      814,758
                               25,500          15.9          25.250        2/28/99    0     177,891      393,092

Gilbert P. Smith..........     15,120           2.8         $27.375        3/14/04    0    $260,306   $  659,666
                               11,767           2.2          30.625        2/13/05    0     226,631      574,328
                               14,400           9.0          25.250        2/28/99    0     100,456      221,981

Eugene Zeffren............     10,332           1.9         $27.375        3/14/04    0    $177,875   $  450,772
                                8,040           1.5          30.625        2/13/05    0     154,849      392,419
                                4,920           3.1          25.250        2/28/99    0      34,322       75,844

------------
(1) In fiscal 1995, the Company made two grants of stock options under the 1992 Stock Option Plan (with exercise prices of $27.375 and $30.625) and one stock appreciation rights grant under the 1994 Stock Appreciation Right Plan (with an exercise price of $25.25) to the named executives. The stock options expire ten years from the date of grant, vest in four annual installments beginning one year after the date of grant and have an exercise price equal to the fair market value of the Shares on the date of grant. Options granted to Mr. Gidwitz were granted in tandem with stock appreciation rights. The free-standing stock appreciation rights granted to each of the named executives are exercisable for cash only, expire five years from the date of grant, vest in four annual installments beginning one year after the date of grant and have an exercise price equal to the fair market value of the Shares on the date of grant.

(2) Each of the named executive officers received the following SAR awards on March 1, 1995: 31,785, 15,114, 17,464, 16,003, 10,936, respectively.

(3) The values in these columns are the result of calculations required by the Securities and Exchange Commission rules, and, therefore, are not intended to forecast possible future appreciation of the stock price.

AGGREGATE OPTION/SAR EXERCISES IN 1995 FISCAL YEAR AND 1995 FISCAL YEAR-END OPTION/SAR VALUES

    The following table sets forth the number of Shares for which stock options were exercised during the 1995 fiscal year, the value realized, the number of Shares for which options were outstanding and the value of those options as of the 1995 fiscal year-end.

                                                                                             VALUE OF
                                                                            NUMBER OF       UNEXERCISED
                                                                            SECURITIES      IN-THE-MONEY
                                                                            UNDERLYING      OPTIONS/SARS
                                                                           OPTIONS/SARS     AT FY-END
                                                                          AT FY-END (#)        ($)
                                                                          --------------    ----------
                                         SHARES ACQUIRED      VALUE        EXERCISABLE/     EXERCISABLE/
    NAME                                 ON EXERCISE (#)    REALIZED $    UNEXERCISABLE     UNEXERCISABLE(*)
--------------------------------------   ---------------    ----------    --------------    ----------
Ronald J. Gidwitz.....................        15,600         $ 19,500     27,650/143,156    $0/279,011
Charles G. Cooper.....................           853            1,066     20,100/ 50,793     0/ 74,205
Michael Goldman.......................         7,200            9,000     11,650/ 70,493     0/130,481
Gilbert P. Smith......................             0                0     11,650/ 48,137     0/ 78,570
Eugene Zeffren........................             0                0      8,700/ 28,392     0/ 35,240

------------
(*) These columns represent the difference between the market price of the Shares on February 28, 1995 and the exercise prices of the individual stock options and appreciation rights. The exercise price of all exercisable options exceeded the market price of the Shares on February 28, 1995, and therefore the options had no value.

EXECUTIVE PENSION BENEFITS

    The table shown below identifies estimated benefits which would be payable annually at age 65 under a straight life annuity option:

                               PENSION PLAN TABLE

                                                              YEARS OF SERVICE
                                          --------------------------------------------------------
   REMUNERATION                              15          20          25          30          35
---------------------------------------   --------    --------    --------    --------    --------
$200,000...............................   $ 40,020    $ 53,360    $ 66,700    $ 80,040    $ 93,380
 250,000...............................     50,025      66,700      83,375     100,050     116,725
 300,000...............................     60,030      80,040     100,050     120,060     140,070
 350,000...............................     70,035      93,380     116,725     140,070     163,415
 400,000...............................     80,040     106,720     133,400     160,080     186,760
 450,000...............................     90,045     120,060     150,075     180,090     210,105
 500,000...............................    100,050     133,400     166,750     200,100     233,450
 550,000...............................    110,055     146,740     183,425     220,110     256,795
 600,000...............................    120,060     160,080     200,100     240,120     280,140
 650,000...............................    130,065     173,420     216,775     260,130     303,485

    Benefits are payable under the Executive Pension Plan to executive officers who are employed by the Company or its subsidiaries for 10 or more years who retire at age 65 or over, with partial benefits available upon early retirement for service of between 15 and 35 years. Pension benefits are determined by the average of each executive officer's highest consecutive five years' salaries over the last ten years, excluding bonuses, insurance premiums which constitute taxable income for federal income tax purposes and deferred compensation. As of February 16, 1996, the executive officers named in the Summary Compensation Table have the following years of credited service for pension plan purposes:
Charles G. Cooper, 42 years; Ronald J. Gidwitz, 28 years; Michael Goldman, 33 years; Gilbert P. Smith, 20 years; and Eugene Zeffren, 16 years. Benefits under the plan are not subject to deduction for

Social Security, but are offset for certain amounts payable under the Company's Profit Sharing and Retirement Savings Plan and a former plan which was terminated as to future contributions.

PRINCIPAL SECURITY HOLDERS

    COMMON STOCK. The following table sets forth the only persons known by the Company to be the beneficial owners of more than 5% of the Shares as of the dates indicated based solely on filings made with the Securities and Exchange
Commission:

                                                                                 SHARES
                                                                           BENEFICIALLY OWNED
NAME AND ADDRESS OF                                                    ---------------------------
BENEFICIAL OWNER                                                       NUMBER     PERCENT OF CLASS
--------------------------------------------------------------------   -------    ----------------
Southeastern Asset Management, Inc.(1)..............................   531,000           7.8%
  6075 Poplar Ave., Suite 900
  Memphis, TN 38119
Shamrock Holdings of California, Inc.(2)............................   514,600           7.6
  4444 Lakeside Drive
  P.O. Box 7774
  Burbank, CA 91510

------------
(1) Information indicated is based entirely on Amendment Number 2 to Schedule 13D filed by Southeastern Asset Management, Inc. on or about February 6, 1996. Southeastern Asset Management, Inc. has shared voting and shared dispositive power with respect to 197,000 shares, sole voting power with respect to 310,000 shares, no voting power with respect to 24,000 shares and sole dispositive power with respect to 334,000 shares.

(2) Information indicated is based entirely on Amendment Number 2 to Schedule 13D filed by Shamrock Holdings of California, Inc. on December 15, 1994. Shamrock Holdings of California, Inc. has sole voting and dispositive power with respect to 514,600 shares.

    CLASS B COMMON STOCK. The following table sets forth the only persons known by the Board to be the beneficial owners of more than 5% of the Company's Class B Common Stock as of May 3, 1995:

                                                                         CLASS B COMMON SHARES
                                                                          BENEFICIALLY OWNED
                                                                           AS OF MAY 3, 1995
NAME AND ADDRESS OF                                                  -----------------------------
  BENEFICIAL OWNER                                                    NUMBER      PERCENT OF CLASS
------------------------------------------------------------------   ---------    ----------------
Gidwitz Family Group*.............................................   3,017,567          98.9%
325 N. Wells St.
Chicago, Illinois 60610

------------
* The Gidwitz Family Group consists of (i) Gerald S. Gidwitz, his children, their spouses, his grandchildren and various trusts, partnerships and other entities holding shares for the benefit of members of the Gerald S. Gidwitz Family, and (ii) the children of Joseph L. Gidwitz, their spouses, their children and various trusts, partnerships and other entities holding shares for the benefit of members of the Joseph L. Gidwitz Family. The Gidwitz Family Group has shared voting and shared dispositive power with respect to all reported shares which are held of record as follows:

        (a) 2,087,397 shares are owned of record by the Gidwitz Family Partnership, an Illinois general partnership. Certain members of the Gidwitz Family Group contributed these shares to the partnership in 1991 in exchange for a pro rata interest in the partnership. Under the terms of the partnership agreement, five partners are designated as managing partners, and, by their majority vote, have the dispositive and voting rights to such shares. Two of the managing partners, Gerald S. Gidwitz and Ronald J. Gidwitz, who own interests in the partnership of 5.8% and 15.1%, respectively, are directors of the Company.

        (b) 569,909 shares are owned of record by HCI Partnership, an Illinois general partnership. Certain members of the Gidwitz Family Group contributed these shares to the partnership in 1988 and 1991 in exchange for a pro rata share interest in the partnership. Management of the

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page) partnership is identical to that of the Gidwitz Family Partnership. Gerald
    S. Gidwitz and Ronald J. Gidwitz own interests in the partnership of .04% and 12.2%, respectively.

        (c) 181,133 shares are owned by various trusts for the benefit of the children and grandchildren of Gerald S. Gidwitz and Joseph L. Gidwitz.

        (d) 120,000 shares are owned of record and beneficially by Ronald J. Gidwitz, which shares are set forth under "Security Ownership of Management."

        (e) 59,128 shares are owned by family members of Gerald S. Gidwitz and Joseph L. Gidwitz.

    The Gidwitz Family Group may cast 81% of the total votes represented by all the outstanding Shares and Class B Common Stock as of May 3, 1995. Betsy R. Gidwitz owns 7.26% and 36.05% of the Gidwitz Family Partnership and the HCI Partnership, respectively, and is a beneficiary of trusts holding 35,500 shares of Class B Common Stock as of February 16, 1996.

    Members of the Gidwitz Family Group own 84,611 Shares, including the Shares set forth under "Security Ownership of Management". Assuming that all Class B Common Stock owned by the Gidwitz Family Group was converted to Shares and that no other Class B Common Stock was so converted, the percentage ownership of Shares by the Gidwitz Family Group would be 31.46%.

SECURITY OWNERSHIP OF MANAGEMENT

    As set forth under "Principal Security Holders", as of May 3, 1995, the Gidwitz Family Group, which includes partnerships of, and trusts for the benefit of, Gerald S. Gidwitz, Joseph L. Gidwitz and members of their respective families, including Ronald J. Gidwitz, owned an aggregate of 3,017,567 shares of Class B Common Stock. The following table excludes the shares held by such partnerships and trusts as well as shares allocated to each individual's account pursuant to the Company's Employee Stock Ownership and Employee Stock Purchase Plans, but otherwise shows the shares held beneficially at that date by each director, by the named executive officers, and by all directors and executive officers as a group.

                                               SHARES OF
                                                COMPANY                       SHARES OF
                                                COMMON         PERCENT OF      CLASS B         PERCENT
    NAME                                        STOCK*         CLASS (1)     COMMON STOCK      OF CLASS
--------------------------------------------   ---------       ----------    ------------      --------
Marshall L. Burman..........................       7,200(2)       --             --              --
Frank W. Considine..........................         400(2)       --             --              --
Charles G. Cooper...........................      72,575(3)         1.06%        --              --
Gerald S. Gidwitz...........................      --              --             --    (4)       --
Joseph L. Gidwitz...........................      --    (6)       --             --    (4)(5)    --
Ronald J. Gidwitz...........................      25,551(7)       --            120,000(4)       3.93%
Michael Goldman.............................      52,962(8)       --             --              --
Abbie J. Smith..............................         500(9)       --             --              --
Gilbert P. Smith............................      49,233(10)      --             --              --
John C. Stetson.............................       2,000(2)       --             --              --
Eugene Zeffren..............................      37,252(11)      --             --              --
All executive officers and directors as a
  group (20 persons)........................     357,412(12)(13)    5.22%       120,000          3.93%

------------
* The beneficial ownership (including percent of class) shown in the table with respect to Company Common Stock does not reflect the shares of Company Common Stock that could be acquired upon the conversion of shares of Class B Common Stock into shares of Company Common Stock.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (1) The shares owned, in each case except as otherwise indicated, constitute less than 1% of the outstanding shares of the Company Common Stock.

 (2) Excludes 16,000 shares acquirable as of May 3, 1995 pursuant to options granted under the Company's Directors Stock Option Plan, as adjusted for a stock split in 1989.

 (3) Excludes 20,888 shares acquirable by Mr. Cooper as of May 3, 1995 pursuant to options granted under the Company's 1983 and 1992 Stock Option Plans.

 (4) Excludes shares attributable to ownership interest in the Gidwitz Family Partnership and the HCI Partnership as set forth in "Principal Security Holders".

 (5) Excludes 37,732 shares held as trustee for the benefit of Mr. Gidwitz's children and grandchildren.

 (6) Excludes 34,211 shares held as trustee for the benefit of Mr. Gidwitz's children and grandchildren. Mr. Gidwitz passed away in August 1995.

 (7) Excludes 43,110 shares acquirable as of May 3, 1995 by Mr. Gidwitz pursuant to options granted under the Company's 1983 and 1992 Stock Options Plans.

 (8) Excludes 19,413 shares acquirable by Mr. Goldman as of May 3, 1995 pursuant to options granted under the Company's 1983 and 1992 Stock Option Plans and 30,000 shares of restricted Company Common Stock issued under the 1992 Stock Option Plan which were restricted as of May 3, 1995 in compliance with that plan.

 (9) Excludes 8,000 shares acquirable as of May 3, 1995 pursuant to options granted under the Company's Directors Stock Option Plan.

(10) Excludes 17,830 shares acquirable as of May 3, 1995 by Mr. Smith pursuant to options granted under the Company's 1983 and 1992 Stock Option Plans and 12,000 shares of restricted Company Common Stock issued under the 1992 Stock Option Plan which were restricted as of May 3, 1995 in compliance with that plan.

(11) Excludes 13,083 shares acquirable as of May 3, 1995 by Mr. Zeffren pursuant to options granted under the Company's 1983 and 1992 Stock Plans and 6,000 shares of restricted Common Stock issued under the 1992 Stock Option Plan which were restricted as of May 3, 1995 in compliance with that plan.

(12) Excludes 651 and 3,022 shares credited to all members of the group under the Company's Employee Stock Ownership and Employee Stock Purchase Plans, respectively, 242,110 shares acquirable as of May 3, 1995 by members of the group pursuant to options granted under the Company's 1983, 1991 and 1992 Stock Option Plans and 48,000 shares of restricted Company Common Stock issued under the 1992 Stock Option Plan which remain restricted in compliance with that plan.

(13) Excludes Betsy R. Gidwitz, who succeeded Joseph L. Gidwitz as director after his death in August 1995, and shares attributable to her ownership interests in the Gidwitz Family Partnership and the HCI Partnership.

CHANGE OF CONTROL PROVISIONS OF STOCK OPTION PLANS AND STOCK APPRECIATION RIGHT PLAN

    The Company's 1983 Stock Option Plan, as amended, Directors Stock Option Plan, the 1991 Stock Option Plan, 1992 Stock Option Plan and the All-Employee Stock Option Program contain provisions providing that if the Company shall be a party to a transaction involving a sale of substantially all its assets, merger or a consolidation, any stock option granted thereunder shall pertain to and apply to the securities to which a holder of the number of Shares subject to such stock option would have been entitled if such holder actually owned the stock subject to such stock option immediately prior to the time any such transaction became effective; provided, however, that all unexercised stock options under such plans may be cancelled by the Company as of the effective date of any such transaction, by giving notice to the holders thereof of its intention to do so and by permitting the exercise of stock options with respect to all Shares covered thereby, whether or not, by its terms such stock option is then exercisable and without regard to any installment exercise provisions therein or in such plans. Under the Company's 1994 Stock Appreciation Right Plan, in the case of any of the above-referenced transaction, any SAR may be cancelled by the Company as of the effective date of any such transaction, by giving 30 days prior written notice to the holders thereof and allowing such holders to exercise all SARs whether or not such SARs are then exercisable by their terms and without regard to any installment exercise provisions in such plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION*

    The Compensation and Stock Option Committee (the "Committee") of the Board of Directors, is composed of three directors of the Company who are not current or former employees or officers of the Company and are "disinterested persons" within the meaning of the Securities and Exchange Commission rules. The Committee is generally responsible for administering the Company's executive compensation programs. In particular, the Committee reviews and approves the compensation of the Company's most highly compensated executives, including the named executive officers whose compensation is detailed in this Proxy Statement.

Compensation Philosophy

    The Company's executive compensation program is intended to attract, develop, reward and retain the highest quality management talent. It is the philosophy of the Company that executive compensation should recognize an individual's contribution to the Company and be competitive with compensation offered by other major consumer packaged goods companies. At the same time, the Company believes that executive compensation should also be closely linked to the Company's financial performance. Accordingly, a significant portion of each executive's total compensation is dependent upon achieving objective, pre-determined financial goals. Therefore, in years in which these performance goals are achieved or exceeded, executive compensation will be higher than in years in which the performance is below expectations. In fiscal 1995, almost 30% of total cash compensation (consisting of salary and bonus) of the named executive officers was contingent on achieving corporate performance goals. In addition, to further align executive compensation program utilizes awards of stock options and stock appreciation rights tied to increases in stockholder value.

Compensation Components

    Working with outside consultants on a biennial basis and with the Company's Human Resources Department, the Committee conducts comprehensive annual evaluations of the Company's executive compensation program. The components of the Company's executive compensation program are as follows: base salary, annual incentive cash bonuses and awards of stock options, stock appreciation rights and restricted stock.

    Base Salary. The Committee establishes annually the base salaries to be paid to the Company's executive officers for the coming fiscal year. In setting each salary, the Committee takes into account several factors, including competitive compensation data and qualitative factors such as an individual's experience, responsibilities, management and leadership abilities and job performance in the prior year. In evaluating competitive data, the Committee generally strives to set salaries competitive with other consumer packaged goods companies, including many of the companies contained in the peer group used for the performance graph in this Proxy Statement.

    Annual Incentive Program. Each year, the Committee establishes minimum performance thresholds under the Executive Incentive Plan for key executives, including most of the named executive officers, for any bonuses to be paid. Based on the participant's salary range, this program provides for target bonuses for executive officers, excluding the Chief Executive Officer, of approximately 45% to 63%of base salary based on the attainment of annual corporate performance goals (55% to 82% of bonus) and individual goals and objectives (18% to 45% of bonus). The individual's personal contribution to the achievement of corporate financial goals is assessed in determining the individual's bonus range. The Company achieved its internal pre-tax earnings target for the fiscal year ending February 28, 1995. At last year's Annual Meeting, the stockholders approved the Executive Management

------------

* This report of the Compensation and Stock Option Committee of the Board of Directors appeared in the Proxy Statement for the Company's Annual Meeting of Stockholders held on June 27, 1995.

Incentive Plan. The Executive Management Incentive Plan is substantially similar to the Executive Incentive Plan except that it complies with Section 162(m) of the Internal Revenue Code of 1986, as amended, and the proposed regulations thereunder. The Executive Management Incentive Plan was adopted to preserve the Company's tax deduction for annual bonus compensation paid to an individual in excess of $1 million. The maximum bonus payable under the Executive Management Incentive Plan in any fiscal year is $1.3 million. Currently, the only participant under the Executive Management Incentive Plan is Mr. Gidwitz, whose compensation is discussed later in this report.

    Stock Options, Stock Appreciation Rights and Restricted Stock. Stock options, stock appreciation rights and restricted stock awards are focused to encourage outstanding future performance over a longer term than the annual incentive program. Therefore, stock options, appreciation rights and restricted stock awards become exercisable or vest based on continued employment with the Company and, in the case of stock options and appreciation rights, generally remain exercisable for a period of ten years and five years, respectively. The Committee believes such awards are a key long-term incentive vehicle because they provide executives with the opportunity to share in the appreciation of the value of its Common Stock, and in the case of stock options and restricted stock, to acquire an equity interest in the Company. These awards, therefore, directly align the executive's interest with those of the stockholders.

    In making stock option and appreciation right grants, the Committee reviews alternative exercise pricing formulas and other methods for correlating the exercise price of options and appreciation rights to Company performance. Generally, stock options and appreciation rights are not fully exercisable until four years following the date of grant to reinforce a long-term perspective and to help retain valued executives. Further, stock options and appreciation rights are granted at the fair market value of the Company's Common Stock on the date of grant. Therefore, the Company's Common Stock must increase in value in order for the executive to realize any benefit from the option or appreciation right. In determining the number of stock options or appreciation rights to be awarded to each individual, the Committee has utilized a formula based on a percentage of the executive's base salary, taking into account the executive's level of management responsibility and potential impact on the Company's profitability and growth. Restricted stock awards are made in special limited circumstances, primarily as a retention and performance incentive or as a recognition of substantially increased executive responsibilities.

    Stock options and appreciation rights are granted to executive officers (including the named executive officers) by the Committee generally every 12 months and to other key managers every 18 months. During the fiscal year ended February 28, 1995, stock options and appreciation rights were granted to the named executive officers and other key management employees at an exercise price equal to fair market value of the Company's stock on the date of grant. No restricted stock awards were made during the 1995 fiscal year.

Tax Deduction of Executive Compensation

    As part of the Omnibus Budget Reconciliation Act passed by Congress in 1993,
Section 162 (m) of the Internal Revenue Code of 1986, as amended, was implemented to limit deductibility of compensation to the chief executive officer and the next four most highly compensated executive officers. The limit generally disallows a deduction to the Company for any compensation to these officers in excess of $1,000,000 per year. The $1,000,000 limit on deductible compensation does not, however, apply to certain performance-based pay that meets the requirements of Section 162 (m) and the proposed regulations thereunder. The Company has taken the necessary actions to preserve the deductibility of payments made under performance-based plans based on the proposed regulations issued by the Internal Revenue Service. When final regulations are issued, further changes may be made to the executive compensation program to the extent necessary and feasible in order to maintain the deductibility of payments under performance-based plans.

Chief Executive Officer Compensation

    In determining the base salary for Ronald J. Gidwitz for the prior fiscal year commencing March 1, 1994, the Committee considered the vase salaries of chief executive officers of peer group companies within the consumer packaged goods industry and Mr. Gidwitz's leadership and job performance. In evaluating the Company's performance, the Committee considered numerous financial criteria and ratios without assigning any precise weight to any of these factors. The Committee also took into consideration the fact that the Company did not achieve its targeted pre-tax earnings objective for the fiscal year ending February 28, 1994. Based on this review, Mr. Gidwitz's base salary was set at an annual rate of $750,750 commencing on March 1, 1994, representing a 5% increase over his salary for fiscal 1993.

    After review of the Company's fiscal 1995 performance and the individual objectives established under the Executive Management Incentive Plan for Mr. Gidwitz at the beginning of the fiscal year, the Committee certified that the Company met its internal financial objectives for fiscal 1995 (55.5% of his bonus) and that Mr. Gidwitz accomplished 40% of his personal objectives (44.5% of his bonus). As a result, Mr. Gidwitz earned a bonus of $320,750 in accordance with the formula set forth in the Executive Management Incentive Plan, in contrast to fiscal 1994 in which Mr. Gidwitz earned no bonus award due to the Company's failure to achieve its threshold internal financial goals. Accordingly, nearly 30% of Mr. Gidwitz's total cash compensation of $1,071,500 (consisting of salary and bonus) for fiscal 1995 was related to the Company's fiscal 1995 performance. As of May 3, 1995, Mr Gidwitz held options to purchase a total of 113,320 shares of Common Stock and 89,271 free-standing stock appreciation rights and owned beneficially 25,551 shares of Common Stock and 120,00 shares of Class B Common Stock.

Conclusion

    The Committee believes that the Company's policies and programs will be effective over a period of years in achieving its goals of competitive executive compensation and maximizing the return to shareholders.

                                          Marshall L. Burman
                                          Frank W. Considine
                                          John C. Stetson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Burman is of counsel to Wildman, Harrold, Allen & Dixon. During the 1995 fiscal year the firm rendered legal services to the Company.

COMMON STOCK PERFORMANCE

    The following graphs compare over the five year period ending February 28, 1995, the annual percentage change in the cumulative total returns on the Shares, the S&P 500 Index, and a peer group of 10 major U.S. consumer packaged goods companies selected by the Company. The peer group consists of Alberto-Culver Company, Avon Products, Inc., Bristol-Myers Squibb Company, Carter Wallace, Inc., Colgate-Palmolive Company, The Dial Corp., The Dow Chemical Company, The Gillette Company, Johnson & Johnson and the Procter & Gamble Company. For the purpose of calculating the peer group average, the returns of each company have been weighted according to its stock market capitalization as of the beginning of each fiscal year.

                     COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
                     AMONG HELENE CURTIS INDUSTRIES, INC.,
                       S&P 500 INDEX AND PEER GROUP INDEX


                         1990      1991     1992     1993     1994     1995
                         ----      ----     ----     ----     ----     ----

Helene Curtis Ind.     $100.00   $127.38  $185.10  $207.76  $124.00  $140.79
Peer Group             $100.00   $133.39  $161.90  $151.41  $161.36  $195.37
Broad Market           $100.00   $114.65  $133.00  $147.19  $159.47  $171.21

TRANSACTIONS WITH AFFILIATED PERSONS

    During fiscal 1995, the Company leased office space in its headquarters building at 325 N. Wells St., Chicago, Illinois, and provided miscellaneous office supplies to Burnham Realty Company, Continental Materials Corporation and other entities in which Gerald S. Gidwitz, Joseph L. Gidwitz and/or members of their families have an interest. The rental amount and other terms and conditions of the leases were established as fair rental value by an independent appraiser and were approved by the Company's outside directors. Amounts received by the Company pursuant to such leases and for miscellaneous supplies during fiscal 1995 were as follows: Burnham Realty Company $16,802; Continental Materials Corporation $81,189; and all others $7,389.

    During fiscal 1995, McCord Group, Inc. provided certain travel agency services to the Company. In the opinion of management, these services were provided at rates equal to or less than those of competitive services. Members of the families of Gerald S. Gidwitz and Joseph L. Gidwitz own substantially all the capital stock of McCord Group, Inc. During the fiscal year the Company also purchased office furniture form Continental Materials Corporation at fair market value upon termination of its lease for $65,000.

                                EXHIBIT INDEX
                                -------------

EXHIBIT
  NO.                         DESCRIPTION

1. Agreement and Plan of Merger, dated as of February 13, 1996, among Conopco, Inc., Conopco Acquisition Company, Inc. and Helene Curtis Industries, Inc.
2. Stockholder Agreement, dated as of February 13, 1996, among Conopco, Inc., Conopco Acquisition Company, Inc., Ronald J. Gidwitz, HCI Partnership and Gidwitz Family Partnership.
3. Confidentiality Agreement between Helene Curtis Industries, Inc. and Unilever PLC dated November 30, 1995.
4.    Helene Curtis Industries, Inc. Information Statement pursuant to
      Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*
5. Press Release of Unilever N.V. and Helene Curtis Industries, Inc. issued on February 13, 1996.
6.    Letter to Stockholders of Helene Curtis Industries, Inc. dated
      February 20, 1996.*
7.    Opinion of Lazard Freres & Co. LLC.*

------------

* Included in copies mailed to stockholders.